BEMAX INC.

October 7, 2014

VIA EDGAR

H. Roger Schwall
Assistant Director
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Bemax Inc.
Registration Statement on Form S-1
Filed July 31, 2014
Amendment No. 2 Filed September 25, 2014
File No. 333-197756

Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Bemax, Inc. (the "Company"), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Eastern Standard Time, on October 8, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Carl A. Generes at (214) 352-8674.

Very Truly Yours

Taiwo Aimasiko, President